Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies: Eaton Vance Municipals Trust

SEC File No. 811-04409 and 033-00572

Eaton Vance Investment Trust

SEC File No. 811-04443 and 033-01121

Eaton Vance Municipals Trust II

SEC File No. 811-08134 and 033-71320

Subject Line: Proposed Eaton Vance Municipal Mutual Fund to ETF Reorganizations: proxy update and potential client outreach

Dear [Advisor Name],

We’re writing with a quick reminder about the proposed reorganizations of certain of our municipal bond mutual funds into ETFs and some key dates to keep in mind. As the proxy campaign for the proposed reorganizations approaches, your clients who hold shares of the affected funds may receive telephone calls and/or mailings from a proxy solicitation firm encouraging them to vote their shares. Proxy materials began mailing to fund shareholders on or about 10/22/2026, ahead of the shareholder meeting scheduled for December 3, 2026. Please help affected clients anticipate this outreach, review their proxy materials and follow the voting instructions provided. Clients with questions about any outreach should refer to the contact information in their proxy materials.

A Reminder of the Proposed Changes

As previously announced, seven Eaton Vance municipal bond mutual funds are proposed to reorganize into newly-created ETFs, and one municipal bond mutual fund is proposed to merge into an existing ETF, as shown in the table below. Each reorganization remains subject to shareholder approval and other closing conditions.

Mutual Fund	Proposed Corresponding ETF
Eaton Vance National Municipal Income Fund	Eaton Vance National Municipal Income ETF
Eaton Vance California Municipal Opportunities Fund	Eaton Vance California Municipal Opportunities ETF
Eaton Vance New York Municipal Income Fund	Eaton Vance New York Municipal Income ETF
Eaton Vance Municipal Opportunities Fund	Eaton Vance Municipal Opportunities ETF
Eaton Vance National Ultra-Short Municipal Income Fund	Eaton Vance National Ultra-Short Municipal Income ETF

Eaton Vance Short Duration Municipal Opportunities Fund	Eaton Vance Short Duration Municipal Opportunities ETF
Eaton Vance High Yield Municipal Income Fund	Eaton Vance High Yield Municipal Income ETF
Eaton Vance National Limited Maturity Municipal Income Fund	Eaton Vance Short Duration Municipal Income ETF (existing ETF; NYSE Arca: EVSM)

Key Considerations for Client Conversations

•	Expected lower gross operating expenses. If approved, following each reorganization, the acquiring ETF is expected to have lower gross annual fund operating expenses than those of each share class of its corresponding acquired mutual fund. In addition, each acquiring ETF is expected to have lower net annual fund operating expenses than those of each share class of its corresponding acquired mutual fund, other than Class W shares of Eaton Vance High Yield Municipal Income Fund. Brokerage account and trading costs may apply to ETF ownership. Acquiring ETF advisory fees can be located on page 60 of the combined Proxy Statement/Prospectus.
•	Substantial continuity of investment approach. Each acquiring ETF has substantially the same investment objective and substantially the same or substantially similar investment strategies as its corresponding mutual fund. Important differences are described in the combined Proxy Statement/Prospectus.
•	Intended tax-free reorganization. Each reorganization is intended to qualify as tax-free for U.S. federal income tax purposes. Cash received in lieu of fractional ETF shares, certain redemptions, and fund distributions may have tax consequences.

Looking Ahead to Early 2027

Subject to shareholder approval and other closing conditions, the reorganizations are anticipated to occur in two stages, on or about January 25, 2027 and February 8, 2027. Please see the below table for fund-specific timing and review the proxy materials for account requirements, including whether affected client accounts can accept ETF shares.

	Acquired Funds	Soft Close to New Investors	Hard Close to all Investors	Closing Date of Reorganization
Stage 1 Reorganizations	National Municipal Income Fund National Limited Maturity Municipal Income Fund	January 4, 2027	January 15, 2027	January 25, 2027

Stage 2 Reorganizations

High Yield Municipal Income Fund

California Municipal Opportunities Fund

Short Duration Municipal Opportunities Fund

Municipal Opportunities Fund

National Ultra-Short Municipal Income Fund

New York Municipal Income Fund

	January 4, 2027	January 29, 2027	February 8, 2027

For now, the key message for affected clients is to watch for their proxy materials and be aware that voting-related phone calls and mailings may follow.

Thank you for helping clients stay informed. Please contact your Eaton Vance representative with questions.

Best regards,
[Name]
[Title / Team]
[Contact Information]

SHAREHOLDERS SHOULD READ THEIR FUND’S DEFINITIVE PROXY STATEMENT, WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE DEFINITIVE PROXY STATEMENT CONTAINS IMPORTANT INFORMATION. EACH FUND WILL MAIL ITS DEFINITIVE PROXY STATEMENT TO SHAREHOLDERS AS OF THE RELEVANT RECORD DATE. EACH FUND’S DEFINITIVE PROXY STATEMENT AND OTHER RELATED MATERIALS WILL ALSO BE AVAILABLE, WITHOUT CHARGE, ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE. YOU MAY ALSO REQUEST A FREE COPY OF THE MATERIALS WITHOUT CHARGE BY WRITING TO THE FUNDS AT ONE POST OFFICE SQUARE BOSTON, MASSACHUSETTS 02109, OR BY CALLING TOLL-FREE 1-800-262-1122.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees, and expenses of the above-referenced funds carefully.

Eaton Vance, is part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley. Morgan Stanley Investment Management Inc. is the adviser to the ETFs. Eaton Vance ETFs are distributed by Foreside Fund Services, LLC.

NOT FDIC INSURED | NOT BANK GUARANTEED | MAY LOSE VALUE

Investment Professional Use Only. Not To Be Used With the Public.

RO 0000000 Exp MM/DD/YYY
© 2026 Morgan Stanley. All rights reserved.
1585 Broadway, New York, NY 10036

Form of Shareholder Letter

Dear Shareholders of [Eaton Vance National Limited Maturity Municipal Income Fund] / [Eaton Vance National Municipal Income Fund] / Eaton Vance California Municipal Opportunities Fund] / [Eaton Vance New York Municipal Income Fund] / [Eaton Vance Municipal Opportunities Fund] / [Eaton Vance National Ultra-Short Municipal Income Fund] / [Eaton Vance Short Duration Municipal Opportunities Fund] / [Eaton Vance High Yield Municipal Income Fund] (the “Acquired Fund”),

[Shareholders of Eaton Vance High Yield Municipal Income Fund (the “Acquired Fund”) are being asked to approve a proposal to reorganize the Acquired Fund into Eaton Vance High Yield Municipal Income ETF (the “Acquiring Fund”), which is a series of Morgan Stanley ETF Trust (the “Proposed Reorganization”), at a special meeting of shareholders of the Acquired Fund scheduled to be held on December 3, 2026.]

[Shareholders of Eaton Vance California Municipal Opportunities Fund (the “Acquired Fund”) are being asked to approve a proposal to reorganize the Acquired Fund into Eaton Vance California Municipal Opportunities ETF (the “Acquiring Fund”), which is a series of Morgan Stanley ETF Trust (the “Proposed Reorganization”), at a special meeting of shareholders of the Acquired Fund scheduled to be held on December 3, 2026.]

[Shareholders of Eaton Vance Municipal Opportunities Fund (the “Acquired Fund”) are being asked to approve a proposal to reorganize the Acquired Fund into Eaton Vance Municipal Opportunities ETF (the “Acquiring Fund”), which is a series of Morgan Stanley ETF Trust (the “Proposed Reorganization”), at a special meeting of shareholders of the Acquired Fund scheduled to be held on December 3, 2026.]

[Shareholders of Eaton Vance National Limited Maturity Municipal Income Fund (the “Acquired Fund”) are being asked to approve a proposal to reorganize the Acquired Fund into Eaton Vance Short Duration Municipal Income ETF (the “Acquiring Fund”), which is a series of Morgan Stanley ETF Trust (the “Proposed Reorganization”), at a special meeting of shareholders of the Acquired Fund scheduled to be held on December 3, 2026.]

[Shareholders of Eaton Vance National Municipal Income Fund (the “Acquired Fund”) are being asked to approve a proposal to reorganize the Acquired Fund into Eaton Vance National Municipal Income ETF (the “Acquiring Fund”), which is a series of Morgan Stanley ETF Trust (the “Proposed Reorganization”), at a special meeting of shareholders of the Acquired Fund scheduled to be held on December 3, 2026.]

[Shareholders of Eaton Vance National Ultra-Short Municipal Income Fund (the “Acquired Fund”) are being asked to approve a proposal to reorganize the Acquired Fund into Eaton Vance National Ultra-Short Municipal Income ETF (the “Acquiring Fund”), which is a series of Morgan Stanley ETF Trust (the “Proposed Reorganization”), at a special meeting of shareholders of the Acquired Fund scheduled to be held on December 3, 2026.]

[Shareholders of Eaton Vance National New York Municipal Income Fund (the “Acquired Fund”) are being asked to approve a proposal to reorganize the Acquired Fund into Eaton Vance New York Municipal Income ETF (the “Acquiring Fund”), which is a series of Morgan Stanley ETF Trust (the “Proposed Reorganization”), at a special meeting of shareholders of the Acquired Fund scheduled to be held on December 3, 2026.]

[Shareholders of Eaton Vance Short Duration Municipal Opportunities Fund (the “Acquired Fund”) are being asked to approve a proposal to reorganize the Acquired Fund into Eaton Vance Short Duration Municipal Opportunities ETF (the “Acquiring Fund”), which is a series of Morgan Stanley ETF Trust (the “Proposed Reorganization”), at a special meeting of shareholders of the Acquired Fund scheduled to be held on December 3, 2026.]

If approved by shareholders and the other conditions to closing are satisfied, the Proposed Reorganization would be accomplished in accordance with an Agreement and Plan of Reorganization and is anticipated to occur before the open of trading on [January 25, 2027 [for Eaton Vance National Municipal Income Fund and Eaton Vance National Limited Maturity Municipal Income Fund]] / [February 8, 2027 [for Eaton Vance High Yield Municipal Income Fund, Eaton Vance California Municipal Opportunities Fund, Eaton Vance Short Duration Municipal Opportunities Fund, Eaton Vance Municipal Opportunities Fund, Eaton Vance National Ultra-Short Municipal Income Fund, and Eaton Vance New York Municipal Income Fund]] (the “Closing Date”). Except as noted below, Acquired Fund Shareholders would become shareholders of the Acquiring Fund, receiving shares of the Acquiring Fund with a value equal to the aggregate net asset value (“NAV”) of their shares of the Acquired Fund (“Acquired Fund Shares”) held immediately prior to the Proposed Reorganization, except with respect to cash received in lieu of fractional shares of the Acquiring Fund (“Acquiring Fund Shares”), which cash payment may be taxable.

As an Acquired Fund Shareholder, we are writing to let you know about the following important information regarding the Proposed Reorganization and the actions that may be needed if it is approved:

•	Fund Direct Accounts: If the Proposed Reorganization is approved and you hold Acquired Fund Shares in an account directly with the Acquired Fund at its transfer agent, BNY Mellon Investment Servicing (US) Inc. (“BNY”) (a “fund direct account”), you should transfer your Acquired Fund Shares to a brokerage account that can accept corresponding Acquiring Fund Shares before [January 20, 2027 [for Eaton Vance National Municipal Income Fund and Eaton Vance National Limited Maturity Municipal Income Fund]] / [February 3, 2027 [for Eaton Vance High Yield Municipal Income Fund, Eaton Vance California Municipal Opportunities Fund, Eaton Vance Short Duration Municipal Opportunities Fund, Eaton Vance Municipal Opportunities Fund, Eaton Vance National Ultra-Short Municipal Income Fund, and Eaton Vance New York Municipal Income Fund]] (Account Redemption/Exchange Date). If the Proposed Reorganization is approved and such a change is not made before the Account Redemption/Exchange Date, you would not receive Acquiring Fund Shares as part of the Proposed Reorganization. Instead, your investment would be liquidated, and you would receive cash equal in value to the aggregate NAV of your Acquired Fund Shares..

•	Fund Direct Individual Retirement Accounts (“IRAs”): If the Proposed Reorganization is approved and you hold Acquired Fund Shares through a fund direct IRA and do not take action to transfer the investment in the Acquired Fund to a different investment option before January 20, 2027 [for Eaton Vance National Municipal Income Fund and Eaton Vance National Limited Maturity Municipal Income Fund]] / [February 3, 2027 [for Eaton Vance High Yield Municipal Income Fund, Eaton Vance California Municipal Opportunities Fund, Eaton Vance Short Duration Municipal Opportunities Fund, Eaton Vance Municipal Opportunities Fund, Eaton Vance National Ultra-Short Municipal Income Fund, and Eaton Vance New York Municipal Income Fund]] (Account Redemption/Exchange Date), on the Account Redemption/Exchange Date, your Class A Acquired Fund Shares would be exchanged for Class A Shares of Eaton Vance Short Duration Government Income Fund, Class C Acquired Fund Shares would be exchanged for Class C Shares of Eaton Vance Short Duration Government Income Fund, Class I Acquired Fund Shares would be exchanged for Class I Shares of Eaton Vance Short Duration Government Income Fund, and Advisers Class Acquired Fund Shares would be exchanged for Advisers Class Shares of Eaton Vance Short Duration Government Income Fund (the Shares of Eaton Vance Short Duration Government Income Fund are referred to collectively herein as “Short Duration Government Income Fund Shares”), as applicable, equal in value to the aggregate NAV of your Acquired Fund Shares unless you provide alternative direction prior to the Account Redemption/Exchange Date. Fund direct IRAs are not currently eligible to hold Class W shares of Eaton Vance High Yield Municipal Income Fund.

In some cases, the liquidation of your investment and return of cash, or transfer of your investment, may be subject to fees and expenses and generally will be taxable if you hold your shares in a taxable account.

•	If the Proposed Reorganization is approved, transferring your shares from a fund direct account to a brokerage account that can accept shares of the Acquiring Fund should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with the Acquired Fund into your brokerage account. Also, inform your broker that such an account will need to be set up to accept shares of an exchange-traded fund (“ETF”), such as the Acquiring Fund. If you do not have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

It is suggested that you provide your broker with a copy of your quarterly account statement from the Acquired Fund. Your broker will require your account number with the Acquired Fund, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better. If you are unsure about the ability of your account to accept shares of the Acquiring Fund, please call 1-800-262-1122 or contact your financial advisor or other financial intermediary. Representatives are available Monday through Friday 8:30 a.m. to 5:30 p.m. Eastern Time.

•	Subject to shareholder approval of the Proposed Reorganization:
•	The final date to redeem Acquired Fund Shares or exchange Acquired Fund Shares for shares of another Eaton Vance mutual fund will be [January 20, 2027 [for Eaton Vance National Municipal Income Fund and Eaton Vance National Limited Maturity Municipal Income Fund]] / [February 3, 2027 [for Eaton Vance High Yield Municipal Income Fund, Eaton Vance California Municipal Opportunities Fund, Eaton Vance Short Duration Municipal Opportunities Fund, Eaton Vance Municipal Opportunities Fund, Eaton Vance National Ultra-Short Municipal Income Fund, and Eaton Vance New York Municipal Income Fund]] (Account Redemption/Exchange Date).
•	The Acquired Fund will be closed to new shareholders on the first business date of the month following shareholder approval. If Acquired Fund Shareholders approve the Proposed Reorganization at the shareholder meeting scheduled for December 3, 2026, the Acquired Fund will close to new shareholders effective January 4, 2027.
•	If (and only if) a Proposed Reorganization is approved by Acquired Fund Shareholders, it is expected that on the first business day of the month following shareholder approval of the Proposed Reorganization, the following Acquired Fund fees will be waived: the sales charge on purchases of Class A shares of the Acquired Fund; the contingent deferred sales charge on Class A and Class C shares of the Acquired Fund; the 12b-1 fees for Class A and Class C shares of the Acquired Fund; and any finder’s fee payments applicable to any class of shares. If Acquired Fund Shareholders approve the Proposed Reorganization at the shareholder meeting scheduled for December 3, 2026, it is expected that the waivers described above will take effect on January 4, 2027. Also, effective January 4, 2027, any existing Letter of Intent under which Class A shares of the Acquired Fund are purchased will be considered completed.

•	The final date for existing shareholders to purchase Acquired Fund Shares or exchange shares of another Eaton Vance mutual fund for Acquired Fund Shares will be [January 15, 2027 [for Eaton Vance National Municipal Income Fund and Eaton Vance National Limited Maturity Municipal Income Fund]] / [January 29, 2027 [for Eaton Vance High Yield Municipal Income Fund, Eaton Vance California Municipal Opportunities Fund, Eaton Vance Short Duration Municipal Opportunities Fund, Eaton Vance Municipal Opportunities Fund, Eaton Vance National Ultra-Short Municipal Income Fund, and Eaton Vance New York Municipal Income Fund]].

The Proposed Reorganization is intended to be treated as a tax-free reorganization for U.S. federal income tax purposes. If the Proposed Reorganization qualifies for tax-free treatment, Acquired Fund Shareholders would recognize no gain or loss for U.S. federal income tax purposes upon the exchange of Acquired Fund Shares for Acquiring Fund Shares pursuant to the Proposed Reorganization. However, because ETFs do not offer or make available fractional shares, shareholders will receive cash compensation in lieu of any fractional Acquiring Fund Shares. Shareholders will generally be required to recognize gain or loss upon the receipt of cash in lieu of such fractional Acquiring Fund Shares if they are holding Acquired Fund Shares in a taxable account.

Shareholders who do not hold their Acquired Fund Shares in a brokerage account that can hold shares of an ETF will generally be required to recognize gain or loss upon the receipt of cash for their Acquired Fund Shares. Shareholders holding Acquired Fund Shares through a fund direct IRA on the Account Redemption/Exchange Date who will have their Acquired Fund Shares liquidated and the proceeds reinvested in Short Duration Government Income Fund Shares will generally not be subject to tax if those amounts, including any Eaton Vance Short Duration Government Income Fund shares purchased with redemption proceeds, remain in the non-taxable account.

Prior to the consummation of the Proposed Reorganization, shareholders may redeem their Acquired Fund Shares, generally resulting in the recognition of gain or loss for U.S. federal income tax purposes.

To fund any such redemptions occurring in connection with and/or prior to the Proposed Reorganization, the Acquired Fund may need to dispose of portfolio securities, which could generate net realized capital gains for the Acquired Fund.

[[For Eaton Vance National Municipal Income Fund, Eaton Vance California Municipal Opportunities Fund, Eaton Vance New York Municipal Income Fund, Eaton Vance Municipal Opportunities Fund, Eaton Vance National Ultra-Short Municipal Income Fund, Eaton Vance Short Duration Municipal Opportunities Fund, and Eaton Vance High Yield Municipal Income Fund] Prior to the closing of the Proposed Reorganization, the Acquired Fund may declare a distribution to shareholders which, together with all previous distributions, will have the effect of distributing to shareholders all of the Fund’s investment income, net tax-exempt income, and net realized capital gains through the closing of the Proposed Reorganization. Depending on the nature of the income and gains distributed, such distributions may be taxable to shareholders holding Acquired Fund Shares in taxable accounts.]

[[For Eaton Vance National Limited Maturity Municipal Income Fund] Prior to the closing of the Proposed Reorganization, the Acquired Fund will, and the Acquiring Fund may, declare a distribution to shareholders which, together with all previous distributions, will have the effect of distributing to shareholders all of the Fund’s investment income, net tax-exempt income and net realized capital gains through the closing of the Proposed Reorganization. Depending on the nature of the income and gains distributed, such distributions may be taxable to shareholders holding Acquired Fund Shares in taxable accounts.]

Shareholders should consult their tax advisors about possible state and local tax consequences of the Proposed Reorganization, if any, because the information about tax consequences in this letter relates to the federal income tax consequences of the Proposed Reorganization only.

If you have any questions about the Proposed Reorganization, please call 1-800-262-1122. Representatives are available Monday through Friday 8:30 a.m. to 5:30 p.m. Eastern Time. Or contact your financial advisor or other financial intermediary.

In connection with the Proposed Reorganization discussed herein, a combined Proxy Statement and Prospectus has been included in a registration statement on Form N-14 that was filed with the Securities and Exchange Commission (the “SEC”). Investors are urged to read carefully the materials and any other relevant documents because they contain important information about the Proposed Reorganization and the Acquiring Fund. Free copies of the materials are available on the SEC’s web site at www.sec.gov. You may also request a free copy of the materials without charge by writing to the Acquired and Acquiring Funds at One Post Office Square Boston, Massachusetts 02109, or by calling toll-free 1-800-262-1122.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees, and expenses of the Acquired and Acquiring Funds carefully.

All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.